paragon

Paragon Finance PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
http://www.paragon-group.co.uk

RECEIVED
2009 OCT -9 P 12:54

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

09047110

01 October 2009

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 30th September 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 1917566
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
MDX 14031 SOLIHULL 2

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Holding(s) in Company	01 September 2009	28 August 2009	DTR5.8.12
2. Regulatory Announcement – Holding(s) in Company	07 September 2009	08 September 2009	DTR5.8.12
3. Regulatory Announcement – Blocklisting Interim Review	14 September 2009	14 September 2009	LR3.5.6
4. Regulatory Announcement – Holding(s) in Company	21 September 2009	22 September 2009	DTR5.8.12

Regulatory Story

Go to market news section

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:00 01-Sep-2009
Number	3482Y16

RNS Number : 3482Y
Paragon Group Of Companies PLC
01 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2 Reason for the notification (please tick the appropriate box or boxes):		
An acquisition or disposal of voting rights		
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments		
An event changing the breakdown of voting rights		
Other (please specify):	The attached filing represents an amended filing since OppenheimerFunds, Inc. holdings of the Issuer were incorrectly stated on the filing made on 27/08/09 (incorrectly noted 41,112; correct number of shares held is 8,664,935). Please note that the percentage ownership of 2.9% was correctly stated.	X

3. Full name of person(s) subject to the notification obligation:	OppenheimerFunds Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	26 August 2009

6. Date on which issuer notified:	27 August 2009
7. Threshold(s) that is/are crossed or reached:	3% (falling below 2.9%)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB00B2NGPM57	10,917,016	10,917,016	8,664,935		8,664,935		2.9%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
8,664,935	2.9%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Massachusetts Mutual Life Insurance Company is the Parent Company of OppenheimerFunds Inc.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary
15. Contact telephone number:	0121 712 2075

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLLBMITMMAMBLL

CLOSE

Regulatory

Regulatory Story

Go to market news section

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	17:10 07-Sep-2009
Number	6605Y17

RNS Number : 6605Y
Paragon Group Of Companies PLC
07 September 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2 Reason for the notification (please tick the appropriate box or boxes):	

An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Schroders plc
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	4 September 2009
6. Date on which issuer notified:	7 September 2009
7. Threshold(s) that is/are crossed or reached:	11% - 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary GB00B2NGPM57	41,737,757	32,938,152	41,348,380	N/A	32,548,775	N/A	10.90%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
32,548,775	10.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Schroder Investment Management Limited 32,098,775 10.75%

Schroder Investment Management North America Limited 450,000 0.15%

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.
14. Contact name:	Mr John G. Gemmell
15. Contact telephone number:	0121 712 2075

END

HOLLRMFTMMMMBLL

CLOSE

Regulatory

Regulatory Story

Go to market news section

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	12:42 14-Sep-2009
Number	0091Z12

RNS Number : 0091Z
Paragon Group Of Companies PLC
14 September 2009

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company
THE PARAGON GROUP OF COMPANIES PLC
....

2. Name of scheme
THE PARAGON 2000 EXECUTIVE SHARE OPTION SCHEME
....

3. Period of return:

From 12/03/2009 .... To 11/09/2009

....

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme
17,000 ORDINARY SHARES OF £1 EACH
....

5. Number of shares issued / allotted under scheme during period:
0
....

6. Balance under scheme not yet issued / allotted at end of period
17,000 ORDINARY SHARES OF £1 EACH
....

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;
595,000 ORDINARY SHARES OF 10P
EACH ON 09/07/2003. THESE SHARES WERE CONSOLIDATED INTO 59,500 ORDINARY SHARES OF £1 EACH ON 28/01/2008.
....

Please confirm total number of shares in issue at the end of the period in order for us to update our records
299,159,605 GROSS
298,490,705 NET OF SHARES HELD IN TREASURY
....

Contact for queries:

Name JOHN GEMMELL
....

Address ST CATHERINE'S COURT
HERBERT ROAD
SOLIHULL
WEST MIDLANDS
B91 3QE
....

Telephone 0121 712 2075

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

BLRBBGDCGSBGGCS

CLOSE

Regulatory

Regulatory Story

Go to market news section

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:49 21-Sep-2009
Number	4021Z14

RNS Number : 4021Z
Paragon Group Of Companies PLC
21 September 2009

TR-1: NOTIFICATIONS OF MAJOR INTERESTS IN SHARES

Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2: Reason for notification (yes/no)	
An acquisition or disposal of voting rights	yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	no
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	no

An event changing the breakdown of voting rights	no
Other (please specify):	no

3. Full name of person(s) subject to the notification obligation:	Standard Life Investments Ltd
4. Full name of shareholder(s) (if different from 3.):	Vidacos Nominees
5. Date of the transaction (and date on which the threshold is crossed or reached):	18 September 2009
6. Date on which issuer notified:	21 September 2009
7. Threshold(s) that is/are crossed or reached:	6%

8: Notified Details	
Voting rights attached to shares	
Class/type of share If possible use ISIN code	GB00B2NGPM57
Situation previous to the triggering transaction	
Number of shares	**Number of voting rights**

18,105,212	18,105,212

Resulting situation after the triggering transaction				
Number of shares	Number of voting rights		Percentage of voting rights	
	Direct	Indirect	Direct	Indirect
17,620,046	11,564,174	6,055,872	3.874%	2.029%

Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of	Exercise	Expiration	Exercise/	Number of	% of voting

financial instrument	price	date	Conversion period	voting rights instrument refers to	rights	
					Nominal	Delta

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
17,620,046	5.903%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	

14. Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLLBMJTMMITBPL

CLOSE

Regulatory